REGENICIN, INC.
10 High Court
Little Falls, NJ 07424

April 11, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Dale Welcome

Re:          Regenicin, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
File No.: 333-146834

Dear Mr. Welcome:

I write on behalf of Regenicin, Inc., (the “Company”) in response to the Staff’s letter of March 23, 2011, by John Cash, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual and quarterly report on Forms 10-K and 10Q, respectively, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

form 10-k for the fiscal year ended September 30, 2010

item 1. business, page 3
lonza transaction, page 3

1.
we note your disclosures regarding the license agreement with lonza; however, in order for investors to more fully understand this agreement, please tell us and disclose and discuss in future filings, including your next form 10-q, the following:

•	explain who lonza is and why you believe they entered into a license agreement with you;
•	explain lonza’s obligations under the agreement;
•	explain your obligations under the agreement;
•
explain the potential impact of the government grant received by lonza, including if and/or how the grant is required to repaid.  based on the terms of the license agreement it appears to us that you may be obligated to pay lonza a percentage of the grant money they receive.  explain when and how your obligation is required to be paid;

•	explain how your performance and compliance with the license agreement will be evaluated, including the potential impact if you or lonza breach any material provisions; and
•	include the license agreement under your list of exhibits and incorporate your filing of this agreement into future annual and quarterly filings.

In response to this comment, the Company entered into an agreement with Lonza Walkersville, Inc. (“Lonza”) for the exclusive license to use certain proprietary know-how and information necessary to develop and seek approval by the U.S. Food and Drug Administration (“FDA”) for the commercial sale of engineered skin substitute products. Lonza is a supplier to the pharmaceutical, healthcare and life science industries. The company produces and supports active pharmaceutical ingredients both chemically as well as biotechnologically.

The Agreement

The deal with Lonza contemplates that, upon receipt of the full FDA approval, in the second stage of the transaction, the Company will execute a Stock Purchase Agreement pursuant to which the Company will purchase all of the outstanding stock of Cutanogen Corporation (“Cutanogen”) from Lonza for an additional purchase price of $2 million. Cutanogen holds certain patents (“Cutanogen Patents”) and exclusive licenses (the “Cutanogen Licenses”) to patent rights (“Patent Rights”) owned by The Regents of the University of California and the University of Cincinnati and the Shriners Hospital for Children related to the commercialization of PermaDermTM. Upon our acquisition of Cutanogen, we will obtain beneficial use of the Cutanogen Licenses. The beneficial use will extend globally.

Included in the initial payment made under the Know-How License Agreement is assistance from Lonza to seek approval from the FDA to enable the commercial sale of PermaDermTM in the U.S., and later for approval in foreign jurisdictions for commercial sale of PermaDermTM throughout the world. The Company intends to create and implement a strategy to conduct human clinical trials and to assemble and present the relevant information and data in order to obtain the necessary approvals for PermaDermTM and possible related products.

When Lonza acquired Cutanogen, it inherited milestone payment obligations to the former Cutanogen shareholders in the total amount of up to $4.8 million.  These payments are owed as PermaDermTM is moved through the FDA approval process. As a result, our deal with Lonza will ultimately include the Company paying those milestones plus the $2 million to Lonza.  In the near future, the Company will seek to raise $10 million in capital to negotiate and satisfy these payment obligations and as a result obtain all the rights to PermaDermTM.

The table below sets forth the milestone payments the Company will be required to expend to acquire the Cutanogen Licenses for commercialization.

Milestone	Regenicin to pay to Lonza	Lonza to pay Cutanogen	Service provided or rights transfer
Initial Payment 31st July 2010	$3, 000,000	NA	Contract for know how license and exclusive ability to purchase Cutanogen Corporation
Submission Orphan application (pediatric)	$650,000	$650,000	Milestone payment to Cutanogen
Orphan approval (pediatric)	$650,000	$650,000	Milestone payment to Cutanogen
First commercial sale	$1,000,000	$1,000,000	Milestone payment to Cutanogen
Submission of BLA application (Adult)	$1,000,000	$1,000,000	Milestone payment to Cutanogen
Approval of BLA: New Biologic Approval (Adult);	$1,500,000	$1,500,000	Milestone payment to Cutanogen
Full approval (NBA)	$2,000,000		Transfer of global licenses, know-how and patent rights to Regenicin.

Obligations under the Agreement

Lonza’s obligations under the agreement include the following: provide Know How (information in support of a clinical trial for PermaDerm™, including, without limitation, information relating to product specifications, manufacturing, testing, facilities, etc); and monitor prosecution and maintenance of patent rights and maintain the licenses under agreement relating to PermaDerm™.

The Company’s obligations under the agreement include the following: reimburse Lonza for transferring Know-How; conduct pre-clinical and clinical trials; apply for and obtain approval from the FDA for commercial sales of PermaDerm™; and reimburse Lonza for monitoring prosecution of patent rights and for maintaining the licenses under agreement relating to PermaDerm™.

We are also obligated to pay Lonza 33% of the grant monies related to the clinical trial and commercialization of PermaDerm™.

DOD Grant

The U.S. Department of Defense has awarded to Lonza more than $16.9 million in funding for the development and commercialization of PermaDermTM for the treatment of severe burns among U.S. troops and civilians.  PermaDermTM has already been used to treat more than 150 pediatric catastrophic burn victims through an Investigation Device Exemption (IDE) issued by the FDA.  Management believes that there has been enough data captured in this catastrophic burns group to pursue Orphan product approval. Submission for approval will take place in the near future when we are able to include the data.  Further proposals are that a pivotal trial of 40 patients, both male and female, between ages 18 and 40 having suffered full thickness burns be initiated shortly. The objective of the trial is to obtain full approval (NBA) for adults and children.

The government grant received by Lonza Walkersville reduces the Company’s cost to get the product approved through the FDA. The contract awarded to Lonza covers two-thirds of the fees that we would typically be expected to pay for product development and clinical supplies. However, the DOD contract for $16.9 million is not only for PermaDermTM development and clinical supplies; there are additional items in the contract for which we are not involved. These additional items include capital improvements, additional clinical sites, travel and administrative expenses, among others.

Once the full FDA approval is achieved and we acquire Cutanogen, Lonza will serve as the Company’s exclusive manufacturer and distributor and will be compensated for manufacturing.

Performance Evaluation

The Company’s performance and compliance with the agreement will be evaluated by the ability to move the PermaDermTM candidate through the FDA approval path. If PermaDermTM does not get approved then Lonza will not get paid the final $2 million agreement under the Stock Purchase Agreement and Cutanogen will not receive all milestone payments.

List of Exhibits

The Company will include the agreement under its list of exhibits and will incorporate the filing of the agreement into future annual and quarterly filings.

item 7. management’s discussion and analysis of financial condition and results of operations, page 14 general, page 14

2.
we note your disclosures under government regulation on page 9; however, in order for investors to clearly understand and have the ability to assess your efforts in obtaining fda approval for permaderm, please tell us and disclose and discuss in future filings, including your next form 10-q, each stage and the anticipated costs you expect to incur during each stage.  we also note your disclosure on page 5 regarding the uncertainty in the designation of permaderm as a device or biologic and your disclosure on page 9 regarding a different regulatory process and time frame.  please tell us and disclose and discuss in future filings, including your next form 10-Q, how a change in designation would be expected to impact your estimated timing and costs.

In response to this comment, on March 14, 2011, Lonza received a letter from the Food and Drug Administration (FDA) explaining that PermaDermTM has been designated as a combination product. A combination product is comprised of two or more regulated components which, in the case of PermaDermTM, include a biologic component and a drug component. The FDA based their determination on the fact that PermaDermTM consists in part of autologus skin cells (specifically epidermal keratinocytes and dermal fibroblasts), which are biological product components and Chondroitin-6-Sulfate (C-6-S) which is a drug component. C-6-S is a critical part of PermaDermTM as it helps support the collagen matrix on which the engineered skin is grown.

The FDA assigned the Center for Biologics Evaluation and Research (CBER) as the lead agency center for premarket review and regulation based on CBER's expertise in evaluating the most significant safety and effectiveness questions presented by a combination product.

Now that the Company has this designation, an Investigational New Drug application (IND) can be made to the FDA in order to launch the first clinical trials for adults, a major step for achieving pre-market approval by the FDA. This designation also provides guidance on proceeding with the orphan pediatric marketing application. The initial trials will contain 10 patients, both male and female, between the ages of 18 and 40, who suffer full thickness burns.  These trials and future trials are planned to take place at the United States Army Institute of Surgical Research at Fort Sam Houston and at a second site that is still to be determined.

It is unknown at this time what effect this designation will have on the costs and timeline of the FDA application, but the Company expects that approval under this designation will provide added benefits in the market place to the product.

The Company will be requesting a meeting with the FDA shortly to establish an agreed upon path to product approval. This is the second step companies normally take to ensure that they have agreement with the FDA on the task and the information the FDA requires to determine that the product is safe and efficacious. While the timing of getting approval to treat patients is not clear, the Company believes it will be granted the right to treat patients in a few months because of the experience already gained from earlier trials of pediatric patients.

The FDA typically says it can take around 7 to 15 years to get a product approved. The Company believes, however, this approval time will be substantially reduced because of the existing experience of PermaDermTM in early humanitarian treatments. The Company thus hopes to have a New Biological Approval NBA in as little as two years.

liquidity and capital resources, page 15

3.
you state that you do not have sufficient cash to operate your business at the current level for the next twelve months.  please tell us and disclose in future filings, including your next form 10-q, the estimated deficiency in dollars and discuss how you intend to address this deficiency.  please discuss your expected cash needs, including your specific cash needs over the next twelve months and on a long-term basis as addressed in section 501.03.a of the codification of financial reporting policies.  in discussing your expected liquidity needs, please disclose the extent to which you are currently using cash in your operations on a monthly basis.

In response to this comment, the primary short term objective of the company is to gain FDA approval for both the pediatric (Orphan) and adult (BLA) indications for the use of PermaDermTM. Understanding that these approvals are not contingent upon one another, but will be independent submissions, our most essential efforts and expenditures in the short term will be regulatory in nature. It should be noted that the regulatory expenditure related to adult indication will be substantially funded, by the aforementioned government contract to Lonza, discussed above, 66% of clinical supplies, regulatory support and some other expenses are also covered by the government contract. The remaining expense, of the 33% to be absorbed by the company, is recognized below as $30,000 per month in the Regulatory Expense category. The regulatory expense related to pediatric indication is expected by the Company to be minimal and basically managed internally, due to the fact that over 100 patients have previously been treated with PermaDermTM. This expectation could change based on various factors, including the possibility that the FDA invalidates or refuses to accept the data gathered from these previous uses. Assuming this does not happen, however, it is the opinion of management that not only will the expenditure be minimized, but the time to approval will be greatly reduced.

The Current Monthly Expenditures are as follows:	Total	Regulatory	Required

Salaries	$73,000	$8,000
Fringe Benefits	5,000	1,000
T&E	10,000	4,000
Subtotal	88,000	13,000

Regulatory Expense	30,000	30,000

Professional Fees:
Legal	12,500		$12,500
Accounting & Audit	6,500		6,500
Subtotal	19,000		19,000

Public Relations	12,000

Insurance	7,500		7,500

Miscellaneous	3,500	2,000

Total	$16,000	$43,000	$28,500

As can be noted from the above schedule, management estimates the current total monthly expense at approximately $160,000. A further analysis of this total monthly amount indicates that the minimum regulatory expense required to meet the objectives, without delay, in the next 12 months is estimated at $43,000, with an additional minimum monthly expense to meet statutory requirements, of $28,500. In summary, in order to continue operations, meeting only the regulatory schedule and statutory requirements would cost approximately $71,500, per month.

Currently, the Company is optimistic that it will close on a new round of financing in $10 million range within the next 30 -60 days. There have also been serious discussions related to bridge financing in the range of $2-$3 million. In addition, shareholder, directors, and officers have contributed capital in the past and it is expected that they will continue if required. Finally, creditors have also been willing to extend terms when necessary and employees have accepted delayed payment.

For the first full year, after the approval of the pediatric indication, we are projecting revenue in the United States in excess of $10 million. Lead pricing from our manufacturer, Lonza, would yield gross contribution of approximately $4 million. This does not include any international licensing revenue opportunities, in which interest has been exhibited. It is also the opinion of management that since there are only approximately 150 major burn centers in the U.S., marketing and selling expense will be minimal. It should also be noted, that the PermaDermTM grafting procedure is similar to the current method used with skin substitutes. As a result, the surgeon training will be minimal. In addition, due to the fact that Lonza, the Company’s contract manufacturer, will handle the patients’ skin sample, manufacture PermaDermTM, and deliver the product directly to the surgeon, the Company's distribution and manufacturing expense will be minimal. Finally, due to PermaDermTM being autologous, (made from the patient's own skin), rejection , infection, and time in the intensive unit can be greatly reduced.

Item 8. financial statements, page 19

note b—summary of significant accounting policies—intangible assets, page f-8

4.
please explain to us and clarify in future filings, including your next form 10-q, if and how you are amortizing the license agreement.  please tell us and disclose the specific terms of this agreement and how you determined the useful life of the related intangible asset.  if you are not amortizing this asset, please explain how and why your accounting is appropriate, including the accounting literature you are relying on.

The Company set forth the specific terms of the agreement in the above responses.  At September 30, 2010 and December 31, 2010, the Company is awaiting the required FDA approvals for the PermaDermTM product.  In addition, the product is still undergoing various testing and the final product is subject to change.  At such time when all testing is completed and FDA approvals are received, the Company will determine the economic life of the product and begin amortizing the cost of the intangibles on a straight-line basis over such life.

We believe the accounting treatment of the intangibles is analogous to the accounting treatment of deferred costs.  Costs are being accumulated until such time as the product has been completed and approvals have been received.  If such approvals are not granted, the Company will charge such costs to operations.

5.
please tell us and disclose in md&a under critical accounting policies in future filings, including your next form 10-q, the time period when you assume you will begin to generate positive cash flows from the license agreement based on the assumption in your most recent impairment analysis.

In response to this comment, the Company will not generate cash flow from the license agreement until FDA approval is obtained on PermaDermTM. The estimated FDA approvals expected positive cash flows in are set forth above in the above responses.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

/s/ Randall McCoy
Randall McCoy

Enclosures